SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

DIGITAL VIDEO SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25387R407

(CUSIP Number)

October 15, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ X ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25387R407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenbrook Capital, L.P. EIN: 86-0847279

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 507,311*

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 507,311*

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 507,311*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) PN

*                      Includes 37,500 shares issuable upon exercise of warrants. Does not include shares issuable upon exercise of warrants not exercisable within 60 days of October 15, 2003.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenbrook Capital Management EIN: 86-0848410

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0*

	6.	Shared Voting Power 507,311**

	7.	Sole Dispositive Power 0*

	8.	Shared Dispositive Power 507,311**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 563

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) ***%

12.	Type of Reporting Person (See Instructions) CO

*                      Does not include shares issuable upon exercise of warrants not exercised within 60 days of October 15, 2003.

**               Glenbrook Capital Management (GCM) and Grover T. Wickersham are the General Partners of Glenbrook Capital, L.P. and as such, share voting and dispositive power. GCM disclaims beneficial ownership of all such shares except to the extent of its pecuniary interest in the partnership, and all such shares as to which GCM disclaims beneficial ownership are excluded from Item 9.

***        Less than 1%.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grover T. Wickersham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 240,813*

	6.	Shared Voting Power 507,311**

	7.	Sole Dispositive Power 240,813*

	8.	Shared Dispositive Power 507,311**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,048

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 2.4%

12.	Type of Reporting Person (See Instructions) IN

*                      Includes (i) 52,400 shares held by Grover T. Wickersham, P.C., the law firm of which Mr. Wickersham is the principal; (ii) 77,142 shares held by the Grover T. Wickersham, P.C. Employee Profit Sharing Plan, of which Mr. Wickersham serves as the Trustee, including 50,000 shares issuable upon exercise of warrants exercisable within 60 days of October 15, 2003, 2,500 shares owned by a children’s trust for the benefit of Mr. Wickersham’s children, as to which. Mr. Wickersham serves as the Trustee. Mr. Wickersham disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest in the professional corporation (law firm) and the law firm’s profit sharing plan, and all of such shares as to which he disclaims beneficial ownership are excluded from Item 9.

**               Shares held directly by Glenbrook Capital, L.P., a Nevada Limited Partnership, of which Mr. Wickersham is one of two General Partners, together with Glenbrook Capital Management, a Nevada corporation. Mr. Wickersham disclaims beneficial interest in these partnership shares except as to his pecuniary interest in the partnership, and all such shares as to which he disclaims beneficial ownership are excluded from Item 9.

Item 1.
	(a)	Name of Issuer DIGITAL VIDEO SYSTEMS, INC.
	(b)	Address of Issuer’s Principal Executive Offices 430 Cambridge Avenue, Suite 110 Palo Alto, CA 94306

Item 2.
(a)

Name of Person Filing
GLENBROOK CAPITAL, L.P., a Nevada limited partnership
GLENBROOK CAPITAL MANAGEMENT, a Nevada corporation
GROVER T. WICKERSHAM

Glenbrook Capital Management (“GCM”) and Grover T. Wickersham (“GTW”) are the General Partners of Glenbrook Capital, L.P.

	(b)	Address of Principal Business Office or, if none, Residence All of the persons filing maintain their respective business addresses at: 430 Cambridge Avenue, Suite 100 Palo Alto, CA 94306
	(c)	Citizenship Nevada as to Glenbrook Capital, L.P. and GCG USA as to GTW
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 25387R407

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 915 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Inapplicable

Item 4.	Ownership
See Rows 5 through 11 of cover pages.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable

Item 8.	Identification and Classification of Members of the Group
Inapplicable

Item 9.	Notice of Dissolution of Group
Inapplicable

Item 10.	Certification
Inapplicable

EXHIBITS

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 27, 2003

GLENBROOK CAPITAL, L.P.

By:	/s/ Grover T. Wickersham
Grover T. Wickersham, General Partner

GLENBROOK CAPITAL MANAGEMENT

By:	/s/ Robert W. Lishman
Robert W. Lishman, President

/s/ Grover T. Wickersham
Grover T. Wickersham

EXHIBIT INDEX

A.            Statement Appointing Designated Filer and Authorized Signatory

B.            Agreement of Joint Filing

EXHIBIT A:

STATEMENT APPOINTING DESIGNATED FILER
AND AUTHORIZED SIGNATORY

The undersigned, GLENBROOK CAPITAL, L.P., GLENBROOK CAPITAL MANAGEMENT and GROVER T. WICKERSHAM (the “Reporting Persons”) each hereby designates Glenbrook Capital, L.P., or such other person or entity as is designated in writing by Grover T. Wickersham (any such entity or person is referred to as the “Designated Filer”) as the beneficial owner to make filings of Schedules 13D and 13G (and any amendments thereto) pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and of Forms 3, 4 and 5 (and any amendments thereto) pursuant to Section 16(a) of the Exchange Act (if and when required by the Reporting Persons) (collectively, the “Reports”) with respect to the securities of Digital Video Systems, Inc. and with respect to the securities of any other entity whose securities are now, or hereafter become, publicly traded and whose securities are beneficially owned (directly or indirectly) both by such Reporting Person and by such Designated Entity (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates Grover T. Wickersham (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports with respect to the securities of the Companies, including all Schedules 13D and 13G and Forms 3, 4 and 5, and any amendments thereto (if and when required to be filed by the Reporting Persons), that the Reporting Person may be required to file with the United States Securities and Exchange Commission as a result of the Reporting Person’s ownership of, or transactions in securities of the Companies.

The authority of the Designated Filer and the Authorized Signatory under this document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file Schedules 13D or 13G or Forms 3, 4 and 5 with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing. Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with Section 13(d) or Section 16 of the Exchange Act.

Date: October 27, 2003	GLENBROOK CAPITAL, L.P.
a Nevada Limited Partnership

	By:	/s/ Grover T. Wickersham
Grover T. Wickersham, General Partner

GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation

By:	/s/ Robert W. Lishman
Robert W. Lishman, President

/s/ Grover T. Wickersham
Grover T. Wickersham

EXHIBIT B

AGREEMENT OF JOINT FILING

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Digital Video Systems, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated this 27th day of October, 2003.

GLENBROOK CAPITAL, L.P.
a Nevada Limited Partnership

By:	/s/ Grover T. Wickersham
Grover T. Wickersham, General Partner

GLENBROOK CAPITAL MANAGEMENT
a Nevada corporation

By:	/s/ Robert W. Lishman
Robert W. Lishman, President

/s/ Grover T. Wickersham
Grover T. Wickersham